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16012007

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **EMERGENT FINANCIAL GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 AMERICAN BLVD. W., SUITE 670
(No. and Street)

BLOOMINGTON	MINNESOTA	55431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER VOLDNESS **(952) 829-1212**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, PETER VOLDNESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or EMERGENT FINANCIAL GROUP, INC., as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CARLA M. MUFF
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2020

Signature

CEO/CCO
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) Exemption Report.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMERGENT FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

EMERGENT FINANCIAL GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS


hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Stockholders
Emergent Financial Group, Inc.

We have audited the accompanying statement of financial condition of Emergent Financial Group, Inc. as of December 31, 2015, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Emergent Financial Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emergent Financial Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Emergent Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Emergent Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 26, 2016

EMERGENT FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Assets		
Cash and cash equivalents	$	242,970
Receivable from clearing broker		1,740
Commissions and fees receivable		178,601
Accounts Receivable		300
Clearing deposit		35,000
Equipment, net of accumulated depreciation of $70,675		37,788
Prepaid expenses and other		38,666
Total assets	$	535,065

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	281,555
Accrued expenses		104,689
Total liabilities		386,244
Stockholder's Equity		
Common stock, no par value, 500,000 authorized, 1,000 issued issued and outstanding		220,000
Additional paid-in capital		482,942
Accumulated deficit		(554,121)
Stockholder's equity		148,821
Total liabilities and stockholder's equity	$	535,065

The accompanying notes are an integral part of these financial statements

EMERGENT FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commissions		
Equities	$	132,133
Mutual Funds		16,816
Variable Annuities		2,015
Options		1,255
Money management fees		2,641,752
Private placement fees		902,692
Interest		1,637
Other		1,236
Total revenues		3,699,536
Expenses:		
Salaries and commissions	$	3,013,627
Transaction fees		46,870
Employee benefits		71,692
Payroll taxes		22,166
Communications		84,380
Occupancy		254,165
Professional services		286,279
Corporate Taxes		623
Other		134,473
Total expenses		3,914,275
Net loss	**$**	**(214,739)**

The accompanying notes are an integral part of these financial statements

EMERGENT FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Stockholder's
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2014	50,000	$ 50,000	1,000	$ 220,000	$ 307,942	$ (339,382)	$ 238,560
Shareholder Capital Contributions	(50,000)	(50,000)			175,000		125,000
Net loss						(214,739)	(214,739)
Balance, December 31, 2015	-	$ -	1,000	$ 220,000	$ 482,942	$ (554,121)	$ 148,821

The accompanying notes are an integral part of these financial statements

EMERGENT FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net Loss	$ (214,739)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	16,173
Changes in operating assets and liabilities:	
Receivable from clearing broker	(35)
Commissions and fees receivable	11,742
Accounts Receivable	1,132
Prepaid expenses and other	3,640
Accounts payable and accrued expenses	23,091
Net cash used by operating activities	(158,996)
Investing Activities	
Purchase of Equipment	(307)
Financing Activities	
Shareholder Contributions	125,000
Net cash increase by investing and financing activities	124,693
Net decrease in cash and cash equivalents	(34,303)
Cash and cash equivalents at beginning of year	277,273
Cash and cash equivalents at end of year	$ 242,970

The accompanying notes are an integral part of these financial statements

EMERGENT FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Emergent Financial Group, Inc. (Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of VTMW Capital Management, Inc. The Company specializes in private placements, a suite of alternative investments, whose purpose is to be uncorrelated to the S&P 500 with investments in emerging growth companies primarily in the healthcare industry as the customer base we serve is made up of a large number of physicians in different specialties. The Company usually offers these unregistered securities by Reg D exemption to accredited investors. The Company also provides access to multi strategy opportunities through a fund of funds that allow our customers diversification across multiple asset classes. Lastly, the Company executes secondary trades for clients primarily in the midwestern United States and deals primarily in over the counter equities. The Company is registered in 41 states.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Receivable from Clearing Broker

The receivable from clearing broker represents commissions receivable related to customer transactions.

Commissions and Fees Receivable

Receivable primarily represents money management fees receivable and commissions receivable on private placements.

Management anticipates no substantial loss from the receivable balances. Therefore, no reserve was established at December 31, 2015.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides depreciation using the straight-line and accelerated methods over the estimated useful lives of the assets. The estimated lives of the assets range from 3 to 7 years.

Revenue and Expense Recognition

Commission revenue and expenses from customer securities transactions are recorded on a trade date basis. Money management fees are recorded as earned at varying percentages of invested assets. Private placement fees are recorded when the underlying transaction occurs.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Income taxes

The Company is included in the consolidated tax return filed by VTMW Capital Management, Inc. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from VTMW Capital Management, Inc.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2015, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes. The federal and state income tax returns of the Company for 2014, 2013, and 2012 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Furniture and Equipment

Furniture and equipment consists of:

Office furniture and equipment	$ 60,645
Computer equipment and software	38,863
Leasehold improvements	8,955
Total furniture, equipment, and leasehold improvements, at cost	108,463
Less accumulated depreciation	(70,675)
Furniture, equipment, and leasehold Improvements, net	$ 37,788

Depreciation expense for the year ended December 31, 2015 was $16,173.

3. Off-Balance Sheet Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2015, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

4. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2015, net capital was $52,706, which exceeded the minimum capital requirement by $26,956. Aggregate indebtedness was $386,244 at December 31, 2015, resulting in a ratio of aggregate indebtedness to net capital of 7.33 to 1.

5. Income Taxes

The Company files consolidated tax returns with its parent, VTMW Capital Management, Ltd. In accordance with GAAP, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

Deferred taxes arise primarily from temporary differences between the income tax returns and financial statements in the recognition of accounts receivable, accounts payable and accrued expenses., Income is recognized for income tax purposes when cash is received, rather than when earned. Expenses are deducted for income tax purpose when paid, rather than when incurred. The temporary differences resulted in an immaterial amount of deferred tax at December 31, 2015.

At December 31, 2015 the Company had an NOL carryforward of approximately $286,000 available to reduce future taxable income. The NOL carryforward begins to expire in 2028. The deferred tax asset related to the NOL carryforward was approximately $97,000 and was fully reserved at December 31, 2015 due to the uncertainty of realization.

6. Lease Commitments

The Company has a lease agreement for office space that expires April 2021. The lease agreement contains a five-year renewal option. The lease requires the Company to pay certain operating costs, including maintenance, insurance and real estate taxes. Rent expense for 2015 was $237,530.

Approximate future minimum rental commitments due under the noncancellable operating lease are as follows:

Years	Amount
2016	$ 128,461
2017	130,745
2018	133,028
2019	135,312
2020	137,596
Total	$ 665,142

7. Commitments and Contingencies

The Company has agreed with FINRA to an Acceptance, Waiver, and Consent ("AWC") in the amount of $50,000. This AWC settlement was paid and is recorded under Other Expenses as of December 31, 2015.

There are no additional commitments and contingencies that would have a material impact as of December 31, 2015.

EMERGENT FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

8. Concentration of Revenue and Assets

During the year seventy one percent (71%) of the Company's commissions and money management fees were earned from a fund of funds that is the general partner in various limited investment partnership funds. The Company offers and sells the fund of funds, provides continuing services with respect to the interests, and receives money management fees.

9. Related Party Transactions

A registered representative of the Company is also a partner in the fund of funds from which the Company derives a significant portion of its business (see note 8). The registered representative has not received commissions and/or fees through Emergent from the fund of funds as of December 31, 2015.

10. 401(k) Plan

The Company has a qualified defined contribution plan under section 401(k) of the Internal Revenue Code which allows all eligible employees to defer a portion of their wages into a tax deferred account. The Company did not contribute to the plan in 2015.

11. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2016, the date the financial statements were available to be issued.

SCHEDULE I

EMERGENT FINANCIAL GROUP, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2015

Computation of basic net capital requirements:	
Total stockholders' equity	$ 148,821
Deductions and/or charges:	
Non-allowable assets:	
Commission and fees receivable	19,361
Prepaid expenses and other	38,966
Property and equipment, net	37,788
Total non-allowable assets	96,115
Net capital before haircuts and securities positions	52,706
Haircuts	-
Net capital	52,706
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($386,244)	25,750
Minimum dollar net capital requirement for this broker-dealer ($5,000)	5,000
Net capital requirement (greater of above two requirements)	25,750
Net capital in excess of required minimum	$ 26,956

There are no material differences between the preceeding computation and and the Company's corresponding unaudited Part II of Form FX-17A-5 as of December 31, 2015.

SCHEDULE II
EMERGENT FINANCIAL GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Total Aggregate Indebtedness

Accounts payable	$	281,555
Accrued expenses		104,689
Aggregate indebtedness	$	386,244
Ratio of aggregate Indebtedness to net capital		7.33

SCHEDULE III
EMERGENT FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2015

With respect to the Computation for Determination of Reserve Requirements under rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Emergent Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Emergent Financial Group, Inc. Exemption Report, in which (1) Emergent Financial Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Emergent Financial Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Emergent Financial Group, Inc. stated that Emergent Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Emergent Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Emergent Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 26, 2016



February 12, 2016

Ohah and Company, PA
Attn: Ms. Pamela Ohab
100 East Sybelia Avenue
Suite 130
Maitland, FL 32751

Dear Ms. Ohab,

Emergent Financial Group, Inc. ("Emergent") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission Rule 17 C.F.R. §240.17a-5 (Reports to be made by certain brokers and dealers). This Exemption Report was prepared as required by the Rule 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Emergent states the following:

1. Emergent claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. Emergent met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Sincerely,

EMERGENT FINANCIAL GROUP, INC.

Peter B Voldness
CEO/CCO

PBV/cj



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
Emergent Financial Group, Inc.
3600 American Blvd. W., Suite 670
Bloomington, MN 55431

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Emergent Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Emergent Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Emergent Financial Group, Inc.'s management is responsible for the Emergent Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18******2427********************MIXED AADC 220
047997 FINRA DEC
EMERGENT FINANCIAL GROUP INC
3600 AMERICAN BLVD W STE 670
BLOOMINGTON MN 55431-4511

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Cynthia Jenkins 952-829-1206

2. A. General Assessment (item 2e from page 2)		$ 2,280 —
B. Less payment made with SIPC-6 filed (exclude interest)		(2,079 —)
________ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		201 —
E. Interest computed on late payment (see instruction E) for_____days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 201 —
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 201 —	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Emergent Financial Group, Inc
(Name of Corporation, Partnership or other organization)

Cynthia Jenkins
(Authorized Signature)

Pres/FinOp
(Title)

Dated the 12th day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,699,536 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,660,583 -
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	46,870 -
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	79,905 -
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	2,787,358 -
2d. SIPC Net Operating Revenues	$ 912,178
2e. General Assessment @ .0025	$ 2,280 -
	(to page 1, line 2.A.)